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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended October 31, 2003

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

Ö

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FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release - English
2.	Amended Material Change Report
3.	Early Warning Report
4.	Press Release - English
5.	Qualifying Issuer Certificate – Form 45-102 F2
6.	Press Release - English

VANNESSA VENTURES LTD.
Suite 1710, 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1
Telephone: (604) 689-8927

October 21, 2003

VANNESSA CLOSES PRIVATE PLACEMENT OF $5,400,000

Vancouver, B.C.– Vannessa Ventures Ltd. (the “Company”) (TSX-VEN:VVV, OTC-BB:VNVNF, Berlin:VVT – WKN 914781) announces that the Company has closed its non-brokered private placement announced September 10, 2003.  The Company sold 13,500,000 Units of the Company at a price of $0.40 per Unit for proceeds of $5,400,000.  The Units issued consisted of one share and three quarters of one warrant.  Each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.45 per share until October 16, 2005.  The shares and warrants comprising the Units and any shares issued on exercise of the warrants are subject to a hold period expiring on February 17, 2004.

VANNESSA VENTURES LTD.

“MANFRED PESCHKE”
___________________________
Manfred Peschke

President & Director

For further information please contact:
Investor Relations
1-888-339-6339

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

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AMENDED MATERIAL CHANGE REPORT

FORM 53-901F –Under Section 85(1) of the Securities Act (British Columbia)

FORM 27 – Under Section 146(1) of the Securities Act (Alberta)

ITEM 1. REPORTING ISSUER

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street

Vancouver, British Columbia

V6E 4H1

ITEM 2. DATE OF MATERIAL CHANGE

September 10, 2003

ITEM 3. PRESS RELEASE

Issued on October 21, 2003 from Vancouver, British Columbia.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer has concluded negotiations for the private placement of 13,500,000 units of the Issuer at the price of $0.40 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer has concluded negotiations for the private placement of 13,500,000 units of the Issuer at the price of $0.40 per unit.

Each unit consists of one common share and three quarters of one common share purchase warrant, each whole warrant exercisable to acquire one common share at a price of $0.45 per share until October 16, 2005. There are no commissions or finder's fee payable on the financing. Closing of the financing is subject to the approval of the TSX

Venture Exchange. Proceeds from the private placement will be used for exploration expenses on the Issuer’s properties in Guyana, Venezuela and Costa Rica and for working capital.

This private placement is subject to acceptance by the securities regulatory authorities.

One of the Subscribers to the private placement is Coril Holdings Ltd., the control person of the Issuer. The independent directors of the Issuer have approved the subscription by

Coril Holdings Ltd. The shareholding of Coril will increase from 24,157,776 shares to

36,657,776 shares as a result of the private placement, thereby increasing its percentage interest in the Issuer from 41.0% to 50.7%. Coril will also increase the number of warrants it is holding by 9,375,000. The value of this transaction is not greater than 25%

of the Issuer's market capitalization.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC)

RELIANCE ON SECTION 146(2) OF THE SECURITIES ACT (AB)

Not Applicable.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

CORIL HOLDINGS LTD.

TO: THE BRITISH COLUMBIA SECURITIES COMMISSION

AND TO: THE ALBERTA SECURITIES COMMISSION

REPORT PURSUANT TO

Section 111 of the Securities Act (British Columbia)

Section 176 of the Securities Act (Alberta)

Re: Acquisition of Securities of Vannessa Ventures Ltd.

1. The name and address of the offeror:

Coril Holdings Ltd.

1190 - 700 9th

Avenue SW

Calgary, Alberta

T2P 3V4

2. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release,

and whether it was ownership or control that was acquired in those circumstances:

Coril Holdings Ltd. ("Coril") has acquired 12,500,000 Units of Vannessa Ventures Ltd. (the

"Corporation") by private placement at a price of $0.40 per Unit. Each unit consists of one common share and 3/4's of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional share of the Corporation at a price of $0.45 per share, and is exercisable for a period of 24 months. As a result, Coril now owns 36,657,776 common shares (which represents approximately 50.7% of the Corporation's outstanding common shares) and

14,375,000 share purchase warrants (which represents approximately 67.8% of the Corporation's outstanding warrants). Each warrant entitles the holder to acquire an additional common share of the Corporation. Coril now controls the Corporation.

3. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to file the news release:

After giving effect to the acquisition of units described in 2 above, Coril owns 36,657,776 common shares representing 50.7% of the issued and outstanding common shares of the

Corporation.

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i) the offeror, either alone or together with any joint actors, has ownership and control,

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

After giving effect to the acquisition of the Units, Coril owned directly 36,657,776 Common

Shares representing approximately 50.7% of the issued and outstanding Common Shares of the

Corporation, and 17,500,000 Common Share Purchase Warrants representing approximately

67.8% of the Common Share Purchase Warrants outstanding.

5. The name of the market in which the transaction or occurrence that gave rise to the news release took place:

Not applicable - private placement.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The interest of Coril in the Corporation is for investment purposes only. Coril is not currently considering additional purchases; however Coril reserves the right to purchase additional securities of the Corporation or from time to time or to dispose of securities of the Corporation held by Coril.

7 The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Coril and the Corporation entered into a non-brokered private placement for Units as described in

2 above.

8. The names of any joint actors in connection with the disclosure required by this Appendix:

Not applicable.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The consideration paid by Coril for the issuance of Units from treasury was $0.40 per Unit. The

Common Share Purchase Warrants entitle the holder to purchase one additional Common Share of the Corporation at a price of $0.45 per share within the next 24 months.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

DATED October 22, 2003.

CORIL HOLDINGS LTD.

"D.W. WALKER"

D.W. Walker,

Vice-President & Chief Financial Officer

"R.M. MELROSE"

R.M. Melrose,

Vice-President, General Counsel & Secretary

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VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, BC, Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

Toll Free: 1-888-339-6339

E-mail: vvvinfo@vannessa.com

Website: www.vannessa.com

TSX-VEN: VVV

OTC-BB: VNVNF

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

Berlin: VVT - WKN 914781

VANNESSA’S CRUCITAS GOLD PROJECT LICENSING PROCESS RESUMES

October 27, 2003

VANCOUVER, B.C. - Vannessa Ventures Ltd. (TSX-VEN: VVV, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) has been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company’s environmental study “insufficient in scope” was legally flawed and that he has annulled SETENA’s ruling. His ruling, based on existing Costa Rican law, allows the Company (which has already received its exploitation license) to resume its application process for the development of the Crucitas gold project. The fair treatment received by the Costa Rican authorities is encouraging and Vannessa will withdraw its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The total measured, indicated and inferred resource consists of 1.943 million ounces (as reported in News Release March 19, 2002 and based on a Cambior Project and Construction Group feasibility study). The Company initially plans to mine the 723,815 ounce near-surface, oxide gold deposit (as reported on March 21, 2001). Mine development costs are estimated to be approximately US$28 Million.

Prior to the negative SETENA ruling this year, the Company had received an indicative letter of financing from a large financial institution as well as expressions of interest from two private funds to finance the operation. These offers were received based on an estimated $160/oz cost at a $325.00/oz gold price. Considering today’s gold price of over $380/oz the Company is confident that financing will be available when the licensing process is completed.

For further information: vvvinfo@vannessa.com or 1-888-339-6339.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

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FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

1. VANNESSA VENTURES LTD. has distributed securities under a provision listed in

Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of

Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on

October 16, 2003 of 13,500,000 Units of Vannessa Ventures Ltd. at a deemed price of

$0.40 per share, Vannessa Ventures Ltd. was a qualifying issuer within the meaning of

Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 17 th day of October, 2003.

VANNESSA VENTURES LTD.

By: "Manfred Peschke"

MANFRED PESCHKE

President & Director

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VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, BC, Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

Toll Free: 1-888-339-6339

E-mail: vvvinfo@vannessa.com

Website: www.vannessa.com

TSX-VEN: VVV

OTC-BB: VNVNF

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

Berlin: VVT - WKN 914781

VANNESSA DETAILS CRUCITAS GOLD PROJECT RESOURCES

October 30, 2003

VANCOUVER, B.C. - Vannessa Ventures Ltd. (TSX-VEN: VVV, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) announces that further to the Company's news release of October 27, 2003, and at the request of the TSX Venture Exchange, the Company provides the following detail for the reported mineral resources of the Cerro Crucitas project in accordance with Exchange Policies Appendix 3F and National Instrument 43-101.

Using a 0.8 g Au/t cut-off, the Cerro Crucitas project has measured and indicated resources of 29.7 million tonnes at a grade of 1.51 g/t gold for 1.44 million ounces of gold and 3.41 g/t silver containing 223,000 lbs of silver. Cerro Crucitas also contains inferred mineral resources of 10.1 million tonnes at a grade of 1.56 g/t gold containing 506,000 ounces of gold and 2.93 g/t silver for 65,000 lbs of silver.

This resource estimate was commissioned by Lyon Lake Mines, the previous owner of the property. Independent Mining Consultants, Inc., a full-service mine engineering firm located in Tucson, Arizona, completed the study in August 1999. (See also news release dated January 22, 2002 and May 17, 2000). The historical estimate is relevant to the Company because its exploitation licence for the deposit, received from the Costa Rican Government in January 2002, was based on this information.

We are confident that this information is reliable since the Company is in possession of the report and the reported values are lower but close to other historical estimates reported by Placer Dome Inc. in its Annual Information Form dated February 18, 1998.

The resource estimate for a near surface oxide gold deposit was completed in November 2000 by independent consultants, Dr. G.R. Peatfield, Ph.D., P.Eng. and Mr. J. Zbeetnoff, P.Geol. This report was filed on SEDAR on October 28, 2003. A more recent resource estimate has not been prepared.

Crucitas Near-Surface Resource:

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Category                Ktonnes1     Au (gpt)2     Au (Kg)     Au (Oz)3

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Inferred                2,954.0         1.89       5,581.6     179,450

Measured                4,335.2         2.30       9,971.0     320,575

Indicated               6,042.7         2.08      12,542.2     403,240

Total (Meas. + Ind.)   10,377.9         2.17      22,513.2     723,815

Notes:

1 = quoted in thousands of tonnes, rounded to the nearest 100 tonnes
2 = composite cutoff grade = 0.80 gram gold per tonne (gpt)
3 = rounded to the nearest 5 ounces. 1.0 troy ounces = 31.1035 grams

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The Company intends to mine the near surface resources initially. The capital costs of US$28 million and cash costs of US$160/oz are based on a report by John A. Thomas, Ph.D of February 23, 2001, which was filed on SEDAR on October 28, 2003.

For further information: vvvinfo@vannessa.com or 1-888-339-6339.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce.  We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.